Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1101

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

December 20, 2016

Mr. Russell Mancuso

Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PAVmed Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 29, 2016
File No. 333-214288

Dear Mr. Mancuso:

On behalf of PAVmed Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 12, 2016, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from the Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Laurie Abbott.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Fee Table

1.	Please include in the notes to your table references to the provisions of Rule 457 relied upon to calculate the fee. See the Note to the “Calculation of Registration Fee” table in Form S-1. We note for example that it is unclear why you have no fee for the offering of shares mentioned in the third row of the table.

We have revised the “Calculation of Registration Fee” table as requested. With respect to the Staff’s query regarding why there is no fee for the offering of shares mentioned in the third row of the table, such fee is represented by the fee addressed in the second row of the table as the

Securities and Exchange Commission

December 20, 2016

two rows are alternative-linked transactions rather than two separate transactions (see response to Comment 3 below for further information).

2.	Please reconcile the number of shares offered for sale as disclosed in your fee table, you prospectus cover, and exhibit 5.1.

We have reconciled the number of shares offered for sale as requested.

Prospectus Cover

3.	It appears that you are seeking to register the exercise of warrants that you issued without registration. Generally it is inconsistent with Section 5 of the Securities Act to file a registration statement related to a transaction that you began without registration. Please provide us your analysis supporting your conclusion that you can register the offer and sale of securities upon exercise of the warrants at this time. Cite with specificity in your response all authority on which you rely.

As discussed with the Staff, the Registration Statement covers two separate transactions. The Company is seeking to register the resale of the shares underlying the warrants held by the selling securityholders named in the Registration Statement to the extent that the current holders exercise such warrants prior to transferring them in accordance with Rule 144. If such holders exercise the warrants prior to transfer, they will receive restricted shares of common stock, as the original issuance of warrants was a private issuance. As a result, registering the resale of the shares of common stock to be received upon exercise would allow the holders to freely transfer those shares. Alternatively, if the selling securityholders named in the Registration Statement transfer their warrants in accordance with Rule 144 prior to their exercise, then the transferees will receive clean, unlegended warrants that will no longer be considered private. The Company is therefore seeking to register the issuance of the shares underlying such warrants solely in the event the warrants are transferred prior to their exercise by the current holders thereby allowing a subsequent transferee to receive shares upon exercise that may be freely sold. We have revised the disclosure in the Registration Statement in order to clarify the foregoing.

We note the foregoing registration alternatives have been cleared by the Staff on several occasions – see for example Plastec Technologies, Ltd. (Registration No. 333-185212), Tecnoglass Inc. (Registration No. 333-193882), Cullen Agricultural Holding Corp. (Registration No. 333-170165).

Securities and Exchange Commission

December 20, 2016

4.	Your securities may not be registered for a primary offering “and/or” a secondary offering. Please revise your filing to disclose clearly the transaction or transactions being registered.

We have revised the disclosure on the prospectus cover as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Dr. Lishan Aklog